Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-148117) and related Joint Proxy Statement/Prospectus of F.N.B. Corporation for the registration of 26,600,000 shares of F.N.B. Corporation’s common stock and to the incorporation by reference therein of our reports dated March 9, 2007, with respect to the consolidated financial statements of Omega Financial Corporation, Omega Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Omega Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
January 24, 2008